Exhibit 99.114

DLA Piper (Canada) LLP

Suite 6000, 1 First Canadian Place
PO Box 367, 100 King St W
Toronto ON M5X 1E2
www.dlapiper.com

DLA Piper (Canada) LLP

T 416.365.3500

F 416.365.7886

June 26, 2020

VIA SEDAR

Ontario Securities Commission

British Columbia Securities Commission
Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission

Autorité des marchés financiers

New Brunswick Financial and Consumer Services Commission
Nova Scotia Securities Commission

Office of the Superintendent of Securities, Prince Edward Island
Securities NL, Government of Newfoundland and Labrador

Office of the Superintendent of Securities, Government of Nunavut

Dear Sirs/Mesdames:

Re:         mCloud Technologies Corp. (the “Company”)

We refer to the prospectus supplement dated June 26, 2020 (the “Prospectus Supplement”) to the final short form base shelf prospectus for Nunavut and the amended and restated final short form base shelf prospectus dated April 28, 2020, relating to the offering of units consisting of common shares and common share purchase warrants of the Company.

We hereby consent to the references to our name on page “iii” of the Prospectus Supplement, under the heading “Legal Matters” and under the heading “Certain United States Tax Considerations”, and to the use of our opinion under the headings “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations”, which opinion is provided as of the date of the Prospectus Supplement.

We confirm that we have read the Prospectus Supplement and that we have no reason to believe that there are any misrepresentations in the information contained in the Prospectus Supplement that is derived from our opinion referred to above, or that is within our knowledge as a result of the services we performed in connection with this opinion.

Sincerely,

DLA Piper (Canada) LLP

(signed) “DLA Piper (Canada) LLP”